424 Church Street, Suite 800 Nashville, TN 37219 Telephone: 615-244-6538 Facsimile: 844-670-6009 http://www.dickinsonwright.com Frank Borger Gilligan fborgergilligan@dickinsonwright.com 615-780-1106

September 23, 2020

Chris Edwards

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	Wolverine Partners Corp. d/b/a Gage Cannabis Co.

Amendment No. 2 to Draft Offering Statement on Form 1-A

Filed September 18, 2020

CIK No. 0001810254

Request for Qualification

Dear Mr. Edwards,

Pursuant to our conversation on September 23, 2020 advising that there were no further comments on the Amendment No. 2 to the Offering Statement on Form 1-A of Wolverine Partners Corp. d/b/a Gage Cannabis Co. (the “Amendment”), we respectfully ask that the Amendment be declared qualified on September 25, 2020, or as soon as practicable.

Furthermore, Wolverine Partners Corp. d/b/a Gage Cannabis Co. (the “Corporation”) hereby acknowledges the following:

•	We will file all necessary notices, and pay all required filing fees in each state and Canadian province listed on Part I of our Form 1-A;

•	should the Commission or the staff, acting pursuant to delegated authority, qualify this filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, pursuant to delegated authority, in qualifying this filing, does not relieve the Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Corporation may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding our responses to your comments, please contact Frank Borger Gilligan at (615) 319-8005 or by email at fborgergilligan@dickinsonwright.com.

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Dickinson Wright PLLC

September 23, 2020

Sincerely, Frank Borger Gilligan Frank Borger Gilligan Dickinson Wright PLLC

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